UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2_)*
Goldfield Corporation

(Name of Issuer)
Common Stock, Par Value $0.10 per Share

(Title of Class of Securities)
381370105

(CUSIP Number)
Aaron Brown; eRaider.com Inc.
POB 20170; Park West Station
New York, NY 10025
646-505-0215


June 22, 2002


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box. [   ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 381370105..................................


1.
Names of Reporting Persons. I.R.S.
Identification Nos. of above persons
(entities only).


 ... eRaider.com Inc.                                13-4067714
Aaron Brown, controlling person
Dr. Martin Stoller, controlling person......................


2.
Check the Appropriate Box if a Member of a Group
(See Instructions)


(a)
 ........................................................


(b)
 .XXXX..................................................


3.
SEC Use Only ............................................................


4.
Source of Funds (See Instructions) .....NONE.....


5.
Check if Disclosure of Legal Proceedings Is
Required Pursuant to Items 2(d) or 2(e) .................


6.
Citizenship or Place of Organization  eRaider is a
Delaware corporation,
 Aaron Brown and Martin Stoller are US citizens..............................

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With



7.
Sole Voting Power ......0.........................



8.
Shared Voting Power ...0...........................



9.
Sole Dispositive Power......0........



10.
Shared Dispositive Power ........0.............


11.
Aggregate Amount Beneficially Owned by Each Reporting Person ....0.


12.
Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions) ...........


13.
Percent of Class Represented by Amount in Row (11) .... 0%.............


14.
Type of Reporting Person (See Instructions)
 ...........CO............................................
 ....................................................
 ..........................................................................
 ..............................................


14. Type of Reporting Person (See Instructions)	CO
ITEM 1. SECURITY AND ISSUER
Common Stock, Par Value $0.10 per share
The Goldfield Corporation
100 Rialto Place, Suite 500
Melbourne, FL  32901
This statement constitutes Amendment No. 2 to the Schedule 13D (the "Schedule 13D"), dated January 3, 2001, regarding the common stock
(the "Shares"),of Goldfield Corporation., a Delaware corporation (the "Issuer"). All capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the Schedule 13D.

This statement is being filed by eRaider, a Delaware corporation and Dr. Martin Stoller and Aaron Brown, in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). It refers only to information that has materially changed since the filing of the Schedule 13D (amended) on February 28, 2001.

ITEM 4. PURPOSE OF TRANSACTION
eRaider.com Inc. intends to organize Goldfield shareholders at the eRaider website for the purpose of aggressive oversight and improved value. eRaider has contacted other large shareholders, including
Anthony J. Ford, Melba Ford, Sam Rebotsky, Joe Cocalis, Donna Cocalis and Frank Giordano to initiate discussions about taking group action, including voting together on shareholder resolutions board elections and determining the feasibility of forming a group with the intent to bundle stock to effectuate a stock swap with a larger company or mutual fund at a price equal to or above book value. Some or all of these shareholders, not acting as a group with us, have already engaged in discussions with companies. We have not participated in those discussions. Possible future action, however, may include communication with companies to determine interest in a stock swap. At the present time, we do not consider that any group has been formed with eRaider as a member. However, if the above shareholders, plus the Allied Owners Action Fund, were to be considered a group they would control approximately 3,634,968. shares (13.3%) of Goldfield's common shares. In addition, an unknown number of shares are controlled by people who participate at our message board.

(a) The owners of eRaider also own and control Privateer Asset Management Inc. which manages the Allied Owners Action Fund, a Private co-mingled fund. The Allied Owners Action Fund has acquired 290,000 shares (approximately 1.1%) of the shares of The Goldfield Corporation. The Allied Owners Action Fund generally does not buy or sell securities after announcement and has no present plans to buy or sell.
(b) eRaider has discussed sale or liquidation of the St. Cloud Mining and Southeast Power subsidiaries, also the termination of real estate development activities undertaken under various subsidiaries.
(c) eRaider has discussed sales of assets, including mining and real estate assets.
(d) eRaider has discussed wholesale replacement of the existing board of directors.
(e) eRaider has discussed business and financial changes which would affect the amount of debt issued by the company.
(f) eRaider believes the company should focus on a core business and shed non-core assets. We have held discussions with shareholder who hold a variety of opinions about the most promising core business.
(g) eRaider would like to eliminate the supervoting preferred stock and golden parachutes.
(h) None.
(i) None/
(j) No plans but such suggestions may be made by other shareholders organized on the eRaider website.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) 26,872,106
(b) 290,000
(c) Allied Owners Action Fund purchased all shares in the open market
(d) None
(e) N/A
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
None
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
June 25, 2002

Date
/s/ AARON BROWN


Signature
Aaron Brown, President

Name/Title
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)